May 12, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-0408

Attention: Mr. Todd Schiffman

RE:	BankUnited Financial Corporation

Form 10-K for the Fiscal Year Ended September 30, 2007

Form 10-Q for the Quarterly Period Ended December 31, 2007

Schedule 14A

File No. 001-13921

Dear Mr. Schiffman:

This letter contains responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in a letter, dated April 25th, 2008, to Mr. Alfred R. Camner relating to the above referenced filings. The April 25th letter (the “Second Letter”) responds to a letter from BankUnited Financial Corporation (the “Company”) dated April 11, 2008 to the Staff (the “Original Response”). The Original Response was prepared in connection with the letter from the Staff dated March 17, 2008 (the “Original Letter”).

Set forth below are the comments contained in the Second Letter followed by the responses of the Company. Each comment is numbered the same as in the Second Letter. For purposes of identification, the Staff’s comments are presented in boldface.

General

1.	For a number of your responses to our comment letter dated March 7, 2008, you state you will disclose the requested information in future filings “if material”. In each instance please tell us what future filings will have the requested information and provide us with draft disclosure if different from the narrative provided in your response. For each instance where you do not feel the requested information is needed or material, please tell us in greater detail how you came to this conclusion.

In response to the Staff’s comment, the Company states that all of the “if material” items will result in disclosure in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2008 (the “March 10-Q”) with substantively identical information to that included in the Original Response, as further modified by this letter for Comments 3, 4, and 5 of the Original Response. The Company’s response to Comment 3 of the Original Response regarding re-amortization will be reported in the March 10-Q in a Risk Factor and in Management’s Discussion and Analysis (“MD&A”) as revised in response to Comment 4 of the Second Letter. The Company’s response to Comment 4 of the Original Response regarding insurance claims will be incorporated into disclosures in the March 10-Q and again will be discussed in a Risk Factor as well as MD&A. The responses to Comments 5, 8, 13, and 19 of the Original Response will all be included in the March 10-Q as if “If material” was not included as part of the Original Response.

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May 12, 2008

With regard to filings beyond the March 10-Q, the Company will continue to evaluate the materiality of these disclosures and anticipates, in light of current market conditions, that they will be repeated for the foreseeable future, modified to reflect then current conditions.

2.	For certain comments of our letter dated March 7, 2008 where additional disclosure was requested, your narrative response was not clear as to whether you intend to provide additional disclosure. Such comments include comments 7, 9, 26, 27 and 28. For such comments, please tell us whether you intend to provide the requested disclosure in a manner consistent with the narrative provided in your response letter. If so, tell us the documents in which you intend to provide it. If not, tell us why not.

With respect to the response to Comment 7 of the Original Letter, the Company will include in the MD&A section of the March 10-Q narrative disclosure consistent with our response to Comment 7. Please see page 40 of the March 10-Q.

With respect to the response to Comment 9 of the Original Letter, the Company will include tables identical to those provided in the Original Response in the Asset Quality section of MD&A in the March 10-Q. Additionally, narrative disclosure substantively similar to the eighth and ninth bullet points of Comment 5 of the Original Letter will be included in the Financial Condition – Loans discussion of the March 10-Q. Please see pages 46-48 of the March 10-Q.

With respect to the responses to Comments 26 and 27 of the Original Letter, the Company will include a narrative discussion substantially similar to that provided in the Original Response in the Liquidity and Capital Resources section of the March 10-Q. Please see pages 37 and 38 on the March 10-Q.

With respect to the response to Comment 28 of the Original Letter, please see the last paragraph on page 51 in the March 10-Q:

In addition, please see “Allowance for Loan Losses” on page 50 of the March 10-Q for the Company’s accounting policy for the allowance for loan losses.

With regard to filings beyond the March 10-Q, the Company will continue to evaluate the materiality of these disclosures and anticipates, in light of current market conditions, they will be repeated for the foreseeable future, modified to reflect then current conditions.

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May 12, 2008

Form 10-K for the fiscal year ended September 30, 2007

Risk Factors, page 16

3.	We note your response to comment 3 of our letter dated March 7, 2008. Please tell us and in future filings disclose the minimum time period payment option loans can reach the 115% cap. Clearly identify the assumptions used, and discuss any trends reflected in this data.

Please refer to the response provided to Comment 4 below for the Company’s disclosures.

4.	In your response to comment 3 of our letter dated March 7, 2008, you indicate that you believe the information requested related to payment option loans and negative amortization has been and continues to be immaterial relative to the size of the loan portfolio. While the amounts for certain historical periods may be small, we continue to believe that the trends reflected in the significant increases of such amounts are material. Please revise your future filings to provide the information as previously requested.

Please see the disclosure provided in Part II, Item 1A-Risk Factors on page 60 of the March 10-Q.

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May 12, 2008

Management’s Discussion and Analysis of Financial Condition and Result of Operations

5.	In your response to the third bullet of comment 4 of our letter dated March 7, 2008 you state that you did not compile detailed information on mortgage insurance claims prior to May 1, 2007. Please disclose this fact in your future filings in your discussions of processes for anticipating insurance proceeds when computing your allowance for loan losses.

Please see the disclosure under “Mortgage Insurance” beginning on page 52 of the March 10-Q.

6.	In the fifth bullet of your response to comment 4, you indicate that you determined that a downgrade of a mortgage insurer will not affect your ability to collect on insurance claims on portfolio loans. Please consider that a downgrade or series of downgrades of a mortgage insurer may reflect the inability of the mortgage insurer to pay outstanding claims in full. As noted in the previous comment, please expand your discussion of the impact of a downgrade of one of the mortgage insurers to include all of the potential ramifications of the downgrade.

Please see the disclosure under “Mortgage Insurance” beginning on page 52 of the March 10-Q.

Loans, page 47

7.	Of all your adjustable-rate mortgage loans categorized on page 48 (i.e., monthly payment option, select-my-payment and non-option ARM), please provide the number and dollar amount that have teaser rates. Please expand your future disclosure to include the percentage of these loans that will reset by year.

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May 12, 2008

The Company has not made teaser rate loans since 2005, and such loans made at that time included teaser rates for one month only. The Company proposes to include the following footnote disclosure to the table that appeared on page 48 of the Form 10-K for the fiscal year ended September 30, 2007, in its future filings:

“(x) Adjustable rate mortgage loans originated in 2007 and 2006 do not include any loans with initial teaser rates; prior to 2006 the Company originated loans that may have included teaser rates for one month only. Borrowers may elect to pay less than the full amount of interest due for payment option ARM loans as allowed in the applicable loan agreements.”

We note your response to comment 5 of our letter dated March 7, 2008 and have the following additional comments:

8.	Please revise your future filings to disclose the extent to which accrued interest is reversed upon classification of a payment option loan as non-accrual. For example, specify whether you reverse only the current quarter’s interest accrual or the full amount of negative amortization accrued to date on the loan.

Please see the disclosure provided in the first paragraph under “Non-Performing Assets” on page 44 of the March 10-Q.

9.	Please more clearly disclose in future filings why the balance of payment option non-performing loans increased 1,168.6% from September 30, 2006 to September 30, 2007 and how the increase was contemplated in your computation of your allowance for loan losses.

Please see the tables presented on pages 45-47, and the narrative discussion under “Non-Performing Assets” beginning on page 44. Also, please see “Allowance for Loan Losses” beginning on page 50 of the March 10-Q.

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May 12, 2008

10.	Of those loans that have reached the 115% cap and payment schedules have been updated to reflect reamortization, please tell us the percentage that have made all payments on the re-amortized schedule as of each period end.

As of March 31, 2008, 45 payment option ARM loans, with an aggregate unpaid principal balance of $15.3 million, had reached the 115% cap. Forty-one of these loans reached the cap during the quarter ended March 31, 2008 and 4 reached the cap between September 2007 and December 2007. As of March 31, 2008, 40 of these loans, representing 88% of the total amount outstanding, were current, and 5 were past due (3 of which reached the cap during the quarter ended March 31, 2008).

Additionally, the Company advises the Staff that 119 loans, with an aggregate unpaid principal balance of $32.1 million, had reached the five-year recast period as of March 31, 2008. Eighteen of these loans reached the five-year limit during the quarter ended March 31, 2008 and 101 reached the limit during 2003-2007. Of the total 119 loans, as of March 31, 2008, 112, representing 84% of the amount outstanding, were current and 7 were past due.

This data is also presented on page 40 of the March 10-Q.

11.	Please revise your future filings to disclose whether your loss mitigation strategies (i.e. payment plans, letter arrangements, and modifications) are considered troubled debt restructurings or modifications that would constitute a new loan. Tell us how you made this determination under the applicable GAAP literature. Please revise your future filings to provide quantification by the type mitigation strategy as of each period end.

Please see “Loss Modifications” beginning on page 48 of the March 10-Q. For the information of the Staff, the Company has followed the requirements of Statements of Financial Accounting Standards Nos. 15 and 114, and EITF Abstract 02-04 in determining whether this activity should be considered troubled debt restructurings (“TDRs”). Except for the items discussed under Loss Mitigation below, the Company concludes that none of the activities involve the granting of a concession as discussed in EITF 02-04, and therefore have not been considered TDRs. For modifications and its outreach program, the Company reviews the creditworthiness of the borrower and determines which product(s) may be appropriate and basis the interest on the current market conditions applicable to a borrower with the indicated creditworthiness. For the letter agreements, the interest rate is not altered. The loss mitigation activity has resulted in the restructure of 4 loans with an aggregate balance of $1.3 million as of March 31, 2008. The Company believes this activity to date is insignificant. Future activity will be monitored and disclosed if it becomes significant.

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May 12, 2008

12.	On page 49 you state “In almost all circumstances, loans originated with loan to value ratios greater than 80% require the purchase of mortgage insurance”. Please revise your future filings to identify the number and dollar amount of loans with an LTV greater than 80% where no mortgage insurance was purchased. Discuss the nature of the circumstances for loans with an LTV greater than 80% where you did not require mortgage insurance to be purchased.

Please see the disclosure under “Mortgage Insurance” beginning on page 52 of the March 10-Q.

Asset Quality, page 53

13.

We note your response to comments 11, 12 and 13 of our comment letter dated March 7, 2008 and your discussion of non-performing assets. Please revise future filings to more clearly discuss how you considered these specific balances and

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the fluctuations of non-performing assets (non-performing loans and other real estate owned) in your determination and evaluation of the adequacy of your allowance at September 30, 2007. Specifically address how you considered that the ratio of your allowance to non-performing loans exceeded 100% during previous three years. However, at September 30, 2007 and subsequent, this ratio was below 33%.

Please see the disclosure under “Allowance for Loan Losses” beginning on page 50 of the March 10-Q. Also, please see the table and accompanying narrative on page 55 of the March 10-Q.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 84

14.	In the third bullet of your response to comment 16 of our letter dated March 7, 2008 you indicate that beginning with the quarter ended September 30, 2007, recoveries included anticipated mortgage insurance receivables. Further, you disclosed the amount of the recoveries arising from insurance proceeds received in 2007 on page 56 of the Form 10-K. Please address the following in your future filings:

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•

Please revise future filings to disclose the change in policy for anticipated insurance recoveries and discuss any expectations as to the extent the volume and amount of insurance claims will increase.

Please see the disclosures under “Allowance for Loan Losses” beginning on page 50 of the March 10-Q, and “Mortgage Insurance” beginning on page 52.

•	Clearly discuss the extent to which such an increase would impact your computations of the adequacy of the allowance for loan losses.

Please see the disclosures under “Allowance for Loan Losses” beginning on page 50 of the March 10-Q, and “Mortgage Insurance” beginning on page 52.

•	Revise to clarify whether the $1.4 million of insurance proceeds represents amounts actually received or the amount expected to be received in the future.

Please see the disclosure following table at the top of page 54 of the March 10-Q.

Form 10-Q For the Three Months Ended December 31, 2007

Note 3 – Investments and Mortgage-backed Securities Available for Sale, page 10

15.	Your portfolio includes securities reported at fair value of $157 million and $107 million as of December 31 and September 30, 2007 which were retained from your 2005 loan securitizations. Tell us and revise your future filings to disclose how you determine the fair value of these securities, considering the limited trading of similar securities in recent periods.

The Company proposes to add the following disclosure to the March 10-Q and, as appropriate, additional future filings in the footnote below the table presented in Note 3 on page 11 of Form 10-Q for December 31, 2007, or comparable table in such future filings.

“Historically, the Company has used third party sources to determine the fair value of its investment securities. Specifically, the Company used valuations provided by a third-party based on a proprietary model developed by the third party to determine the fair value of securities retained from the 2005 securitization. The Company has also developed a proprietary model to perform validations of the assumptions and pricing provided by the third party in order to value the most subordinate bonds of the securitization. The fair values derived from the Company’s proprietary model were found to be consistent with the third party market prices.”

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Note 4 – Loans Receivable, page 15

16.	Please address the following regarding your response to comment 21 of our letter dated March 7, 2008:

•

In the first bullet of that response, you state”…the Company records a receivable when the claim is filed, which usually occurs at the time of repossession…” However, elsewhere in your response you appear to indicate that your allowance is recorded net of anticipated recoveries and no separate receivable from the insurance company is recorded. Please revise your future filings to more clearly disclose this process and to specify the degree to which you are reporting your allowance net and whether a separate receivable is recorded.

Please see the disclosure of the Company’s policy on the allowance for loan losses beginning on page 50 of the

March 10-Q. The policy regarding recoveries is presented in the first paragraph on page 52.

•

In your response to the first bullet of comment 16, you indicate that recoveries are reported net of a valuation reserve of 10% against the filed claim. Elsewhere in your response you appear to indicate that your allowance is net of unfiled but anticipated claims. Please revise your future filings to clarify whether the claim amounts net of the 10% valuation reserve represent the amount which you believe is probable collection from the insurer.

Please see the disclosure of the Company’s policy on the allowance for loan losses beginning on page 50 of the

March 10-Q. The policy regarding recoveries is presented in the first paragraph on page 52.

•

Please revise to clearly disclose how probable mortgage insurance recoveries are reflected in your Income Statement. Specifically address whether your Provision for loans losses is reported net of the probable proceeds from the insurer or included gross in another line item.

The mortgage insurance receivable is recorded as a recovery to the allowance for loan losses, and is not recorded as an offset to the provision for loan losses and is not recorded as other income in another income statement line item. If mortgage insurance claims are unsuccessful, the Company may be required to increase its provision for loan losses to assure that the allowance is maintained at an adequate level. Please see the first paragraph on page 52 for the Company’s disclosure.

For some claims, the amount of the payment by the mortgage insurance company has exceeded the amount of the receivable recorded by the Company at the time the claim was filed. For properties that had not been sold by the Company and remained in real estate owned, this excess payment was recorded as a further write down of the real estate owned. This additional payment amounted to approximately $658,000 for the six months ended March 31, 2008. Additionally, similar

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excess insurance payments have been received after the foreclosed real estate had been sold. When this occurs, the excess payment is recorded as a component of gain or loss on the sale of real estate owned and included in other non-interest expense in the consolidated statement of income.

17.	We note your response to comment 21 of our letter dated March 7, 2008. Please tell us in detail and revise to more clearly describe how you factor in anticipated PMI recoveries on loans not yet classified as non-performing to determine your allowance for loan losses by providing an example of a typical payment option loan. Consider illustrating in your example how the allowance evolves over the life of a loan from current to nonperforming status to foreclosure.

Please see the disclosures under “Allowance for Loan Losses” beginning on page 50, and “Mortgage Insurance” beginning on page 52 of the March 10-Q.

18.	We note your response to comment 22 of our letter dated March 7, 2008, including the events and factors that you considered in establishing the $65 million provision for loan losses for the quarter ended December 31, 2007. Please disclose in future filings how these events and factors differed from the previous quarter and specifically affected the collectibility of your loan portfolio and thus indicated the need for the $65 million provision recorded.

In addition to the comments below, the Company requests that the Staff refer to the Company’s response to Comment 13 of this letter. The Company believes that the proposed disclosure relating to the allowance for loan losses presented in Attachment A, when considered with the discussion of trends, variances and other significant events in MD&A as discussed below, will fully address this comment.

As noted in the response to Comment 13, the Company did not make significant changes to its methodology for determining the allowance for loan losses as of December 31, 2007 as compared to September 30, 2007. During this period, delinquent and non-performing loans increased by 113% due to continued economic deterioration. Additionally, home prices decreased, resulting in greater estimated losses for loans collateralized by residential real estate. The resulting higher estimated loss factors were applied to a higher level of delinquent and non-performing assets, resulting in management’s determination to record a provision of $65 million for the quarter ended December 31, 2007. The Company will include the substance of these disclosures in its March 10-Q and, if appropriate, additional in future filings.

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Note 11-Subsequent Event, page 22

19.	Real estate owned has dramatically increased from $0.7 million at September 30, 2006 to $27.7 million at September 30, 2007 and most recently $57.2 million at January 31, 2008. Please tell us and in future filings disclose

•	How the current real estate market has affected the timing and proceeds of the sale of such real estate;

•	Trends in the average time real estate owned is held prior to sale; and

•

The impact of the recent increase in the volume of foreclosures in the aggregate market to your operations both in terms of your ability to timely liquidate these assets at favorable terms and the various costs incurred to prepare such real estate for sale.

Please see the disclosures regarding real estate owned on page 50 of the March 10-Q.

Asset Quality, page 36

You disclose that your last sale of option ARMs was completed on March 26, 2007 and that you sold only 30% of option ARM loan production during fiscal 2007. As a result, you transferred the unsold option ARM production into your portfolio and held for investment. We have the following comments related to this transfer.

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20.	Please tell us if you transferred these loans at once and describe the additional facts and circumstances related to the background, timing, and reasons for this transfer(s)

During the fiscal year ended September 30, 2007, the Company transferred $37.8 million of loans from held for sale to the portfolio. These loans had been originated with the intent to sale them to a purchaser under a pre-existing arrangement. Of the total loans transferred, $733 thousand were other than payment option loans. These transfers were made in two groups, one amounting to approximately $29.7 million. The loans in this group were rejected by the purchaser during the due diligence process for three reasons. Loans representing 62% of the total amount had characteristics which the Company initially believed were acceptable to the purchaser, but were subsequently declined. The characteristics included foreign national borrowers and collateral in the form of condominium units located in California. Loans representing 20% of the total amount were repaid or modified prior to completion of the sale. Loans representing approximately 18% of the total amount were rejected during the due diligence process due to defects in file documentation. The loans were transferred to the portfolio at the lower of cost or market and no loss was realized. At the time of the transfer, the Company had the ability and intent of holding these loans to maturity

The Company is unable to locate the list of files for the second group of loans. Management of the area responsible for the transfers believes that the loans were originated with the intent to sell to the same purchaser as the group of loans above, but were also rejected during the diligence period.

21.	You disclose on page 85 that loans held in the portfolio are considered long-term investments.

•

Please tell us how you determined that you had the intent and ability to hold the transferred loans for the foreseeable future, or until maturity or payoff. Specifically address your consideration of liquidity needs, capital requirements, and historical practices of selling loans.

The Company has traditionally originated loans both for portfolio and for sale. At the time these loans were transferred, the Company had a total residential portfolio of approximately $9 billion, was well-capitalized and had adequate liquidity. Additionally, these loans were similar to loans the Company was holding in its portfolio at the time. In consideration of the relatively small amount of these loans relative to the total portfolio, capital, and available liquidity, the Company believes it had the ability to hold these loans to maturity. Following the rejection by the intended purchaser, the Company did not seek alternative purchasers and established its intent to hold these loans to maturity.

•

On the date of transfer, please tell us how you determined the foreseeable future as defined by the applicable literature, and specifically tell us the length of time that was the foreseeable future. Specifically tell us the factors and evidence you considered to support your determination.

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The Company considered the loans transferred were similar to loans that the Company normally holds in its portfolio, its capital position was strong, and liquidity was adequate. Furthermore, the amount of the loans transferred was small. Consequently, the Company did not foresee any circumstances that would reasonably result in a change in the intent to hold these loans to maturity.

•

Please tell us if you believe there is a minimum amount of time you must hold the loans for investment before you can transfer them back to held for sale. For example, if the markets recover six months after the transfer and you can sell the loans at a favorable price, do you believe you can transfer the loans back to held for sale at that time?

As noted, the Company has traditionally been a portfolio lender. In this context, management’s view of the foreseeable future considered the average duration of the loan assets. This view could be impacted by overall asset and liability management strategies, including liquidity demands, long-term business strategies, economic conditions, and financial condition. These considerations involve a significant degree of judgment. The Company believes the minimum time period loans must be held for investment depends on the facts and circumstances. However, we do not believe that short term market considerations are a significant factor in establishing intent to hold for the foreseeable future.

•	Please provide us detailed information about how you determine the fair value of the loans on the date of the transfer.

The fair value of the loans that were transferred to portfolio from the held for sale category was determined based on quotes obtained from the purchaser. These quotes consider the interest rate, term, pay status, and repayment risk. Loans sold to this purchaser during the same period pursuant to the same commitment were sold at prices that were substantially the same as quotes obtained in connection with the Company’s monthly valuation of loans held for sale. The transfers made during fiscal year 2007 were made at cost, which was lower than the quoted prices, and no gain or loss was recorded.

Schedule 14A

Cash Bonuses, page 15

22.	The staff is not able to agree with your analysis of the confidential nature of the targets established to determine payments under your cash bonus system with regard to the completed fiscal year. Therefore, please disclose all material performance targets used to determine the bonuses paid to the named executive officers. Also, please consider supplying a similarly robust discussion of the structure and determinations of the committee in your next filing that contains a Compensation Discussion and Analysis.

The Company believes that the performance targets that related to the bonuses paid to the named executive officers other than the COO and the CEO were not material factors in the Committee’s determination of the amount of the bonuses that were awarded to those executive officers. As previously indicated, the fiscal 2007 bonuses paid to the named executive officers other than the COO and the CEO were determined in the discretion of the COO, the CEO and the Committee. The performance

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targets set for these officers were not material because they were used only as a part of the overall assessment of performance which the COO, the CEO and Committee considered in making the discretionary determination. Therefore, the Company believes that disclosure of those performance targets is not required by Item 402 of Regulation S-K.

In contrast, the performance targets used to determine the bonuses paid to the COO and the CEO for fiscal 2007 were material factors in the Committee’s determination of their bonuses. The Company continues to believe, however, as discussed more fully below, that most of those performance targets should be kept confidential. As previously described in the Company’s proxy statement and April 11, 2008 response to the Commission, the performance goals for the COO and CEO were grouped in two parts consisting of net income and earnings per share in the first part, and operational performance goals relating to the overall strength and value of the Company as a banking institution in the second part.

Based on further review of proxy statements for other financial institutions, the Company has determined that a number of institutions disclose the performance targets for a form of net income and/or diluted earnings per share, and that such disclosure by the company, without disclosure of the performance targets relating to operational performance, may be made for the past fiscal year without creating a likelihood of competitive harm. The fiscal 2007 net income and diluted earnings per share performance targets for the COO and CEO were as follows:

Performance Goals		Performance Awards
If Net Income[1] or EPS[1,2] for the Performance Period is in the range of		Then the Performance Award to be granted to the Covered Employee shall be in the range of:

Net Income[1]	EPS[1,2]	CEO Cash Amount	COO Cash Amount	CEO No. of Shares	COO No. of Shares
below $65 million	Below $1.65	$0.00	$0.00	0	0
$65 million – $69.9 million	$1.65 – $1.77	Up to $750,000	Up to $150,000	up to 25,000	up to 7,000
$70 million – $79.9 million	$1.78 – $2.03	Up to $800,000	$220,000	up to 27,000	10,000
$80 million – $82.9 million	$2.04 – $2.10	$1,100,000	$260,000	29,000	12,000
$83 million – $87.9 million	$2.11 – $2.23	$1,400,000	$280,000	31,000	13,000
$88 million – $96.9 million	$2.24 – $2.43	$1,500,000	$300,000	33,000	14,000
$97 million – $98 million	$2.44 – $2.49	$1,600,000	$700,000	35,000	28,000
greater than $98 million	$2.50 and over	$1,700,000		35,000

In the case of the COO, 100% of his maximum cash bonus opportunity and fiscal 2007 performance-based restricted stock award could be earned if the Company achieved the highest targeted level of net income or earnings per share. Alternatively, (i) from 0% to approximately 43% of his maximum cash bonus opportunity and from 0% to up to 50% of his fiscal 2007

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performance-based restricted stock award could be earned depending on the level of net income or earnings per share achieved by the Company and (ii) from 0% to approximately 57% of his maximum cash bonus opportunity and from 0% to 50% of his fiscal 2007 performance-based restricted stock award could be earned depending on the Company’s overall achievement performance on the aggregate of the remaining operational performance goals. The payout could be made under either alternative, whichever was higher, but not under both. In the case of the CEO, from 0% to 100% of his maximum cash bonus opportunity and up to one-third of his fiscal 2007 performance-based restricted stock award could be earned if the Company achieved the highest targeted level of net income or earnings per share. In the alternative, from 0% to 100% of his maximum cash bonus opportunity and up to one-third of his fiscal 2007 performance-based restricted stock award could be earned depending on the Company’s performance on the aggregate of the remaining operational performance goals. For 2007 the CEO’s cash bonus and restricted stock awards were made under the operational performance goals. The payout could be made under either alternative, whichever was higher, but not under both.

However, the targets set for operational performance, which were grouped together separately from the goals for net income and diluted earnings per, were highly sensitive and confidential to the Company, and disclosure of those operations performance targets would be competitively damaging to the Company, even on an historical basis and particularly over a period of time. The Company’s business plan and budget were developed to cover all of the areas of the Company’s business on an integrated basis, and the operational performance targets set for the COO and CEO for fiscal 2007 were designed to cover the critical items from each of these areas. As a result, disclosure of the targets, even on an historical basis, would give competitors a clear picture of how the Company projects to develop its business from year to year, the assumptions made in projecting future targets based on prior results, and how the assumptions and projections for each performance target affect the assumptions and projections for the other performance targets and the Company’s results as a whole. In effect, disclosing the operational performance targets used to determine the cash bonus, even if the disclosure is made with respect to a past period, would give the Company’s competitors a detailed picture of how the Company plans and operates from year to year and how the various components of the Company’s operations interact. This information would be sufficient to enable competitors to discern a year to year pattern and methodology and to make knowledgeable estimates of what the Company’s plans may be for years subsequent to the year for which disclosure is made.

The following discussion describes how disclosure of certain of the performance targets could cause the Company competitive harm on a commercial and financial basis, both as a result of individual disclosure of a performance target and disclosure in combination with the targets for the other operational performance goals.

•	Non-interest bearing deposits, core deposits, and residential and consumer loan production, number of branch openings

The Company’s business consists primarily of the operations of BankUnited, FSB, whose community banking operations are anchored in Florida. All of the 85 branch offices operated by the Bank as of September 30, 2007 were located in south Florida,

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except for 86 offices located in central Florida counties. The south Florida market is highly competitive, and the Bank’s main competitors may generally be categorized as large, super-regional banking institutions with diverse operations throughout the country, and small institutions headquartered in the south or central Florida region. As indicated in the Company’s 10-K, the Company emphasizes the local knowledge, experience and involvement of its management team as well as localized decision-making to compete in neighborhood micro-markets within Florida and differentiate itself from both larger and smaller competitors.

Disclosure of the performance targets for non-interest bearing deposits, core deposits and residential and consumer loan production would cause competitive harm to the Company in several ways. First, competitors would gain information about the Company’s strategic plans and operations, which the Company would not have about its competitors. Review of the proxy statements of several of the Bank’s large multi-regional competitors indicates that such competitors do not disclose their internal strategic targets for the operational performance measures for which BankUnited would be required to disclose such targets.1 Second, because the operations of these competitors are much more extensive than the Company’s in geographic coverage and business lines, these competitors’ disclosures of performance targets do not provide specific information about their operations in the south Florida region. Many of the south Florida-based banking institutions which compete with the Company, on the other hand, are privately held or much smaller, and are not required to, or do not, disclose performance targets. Proxy statements also indicate that, like the larger institutions, those south Florida based competitors who file public reports do not disclose targets for the operational performance measures for which the Company would be required to disclose such targets.2 As a result, if the

[1]	For example, BankUnited competes for deposits and loans in south Florida with Washington Mutual, Inc., Wachovia Corporation, Regions Financial Corporation, Colonial Bancgroup, Inc. and Bank of America Corporation, among other large multi-regional institutions. For fiscal 2007, Washington Mutual‘s proxy indicated that earnings per share, non-interest expense, non-interest income and customer loyalty criteria were used in setting performance goals, and disclosed the performance targets set for non-interest expense and non-interest income. The targets for earnings per share and the customer loyalty criteria were not disclosed because those targets were deemed confidential and competitively sensitive information. Wachovia Bank disclosed that cash earnings per share and economic profit were used as performance measures and disclosed the targets for those measures. Regions Bank used as performance measures, earnings per share, return on tangible-equity, merger cost saves and the success of senior leadership in leading the organization through the integration of two separate organizations following its merger with Amsouth and disclosed the targets for all four measures. Colonial Bank’s performance measures consisted of earnings per share, efficiency ratio, non-performing assets, net charge-off ratio, stock price, net income growth, pre-tax income of various lines of businesses and legal expenses. Of these performance measures, Colonial Bank disclosed its own quantitative, numeric target for earnings per share. The performance targets for efficiency ratio, non-performing assets, stock price and net income growth were disclosed as a percentile of peer group, in reference to the results of the peer group identified by Colonial Bank. The pre-tax income of various lines of business and legal expenses were disclosed in reference to an amount in reference to budget. The actual budget numbers are not disclosed. Bank of American disclosed performance targets for revenue, operating net income, operating earnings per share and total stockholder return.
[2]	Among the smaller, Florida-based institutions with which BankUnited competes for deposits and loans, Seacoast Banking Corporation of Florida indicated that earnings per share and three or four high-priority non-financial goals were used as performance measures, but performance targets were not disclosed and the other non-financial goals were not identified. BankAtlantic Bancorp, Inc. referred to certain pre-established financial goals but did not disclose the performance targets. TIB Financial Corporation identified earnings per share, return on average equity maintenance of asset quality, significant asset growth and improving operating efficiency as financial performance goals and also identified short term non-financial performance measures and strategic objectives. TIB did not disclose quantitative performance targets for any of these goals.

Securities and Exchange Commission

May 12, 2008

Company’s goals for non-interest bearing deposits, core deposits and residential and consumer loan production were disclosed for even one year, even on an historical basis, that information, coupled with actual results for the prior year and the Company’s discussion of its growth strategies in public reports, would give the Company’s competitors the advantage of learning specific details about, among other things, how much the Company had estimated that it could grow its south Florida market share for deposits and loans from year to year, whether or not, and to what degree, the Company’s strategies for achieving those increases had succeeded, and the approximate growth that had been projected per branch office. A competitor could use that information to appropriate the Company’s methodology for the competitor’s own operations in south Florida and to devise strategies at the branch office level to impede the Company’s aims and increase the competitor’s gains. In addition, in the very important areas of public relations and personnel recruiting, competitors could use this information to attract customers and employees away from the Company, by suggesting that the Company was weak or struggling if targets were not achieved, and by offering employees performance goals that are less strenuous than those suggested by the published targets. In addition, with each additional year of published performance targets compared to actual results, competitors would be able, with increasing precision, to quite accurately divine trends in the Company’s planning methodologies and predict the Company’s probable future goals.

•	Loan sales, loan balances and total assets

As noted for the performance measures discussed above, forced disclosure of the Company’s targets for loan sales, loan balances and total assets would place BankUnited at a competitive disadvantage because its competitors in south Florida do not disclose such information. In addition, disclosure of the targets for loan sales, loan balances and total assets, in conjunction with the availability of the prior year’s results on those performance measures, would provide local competitors with insight into the Company’s assessment and assumptions of the opportunity to originate saleable loans in the south Florida region, the success of the Company’s loan production strategies and indications of the Company’s assessment of the appropriate balance between loans originated for sale and those held for portfolio. This insight could be used by competitors in shaping their own branch office and production center strategies for producing loans in south Florida, selling them on the secondary market and maintaining manageable balance sheet growth from year to year.

•	Credit quality (average non-performing assets as a percentage of total assets)

Based on a review of proxy statements for the Company’s competitors in south Florida, strategic performance targets for credit quality are not disclosed.3 Once again, therefore, the Company would be publicly disclosing information about its internal

[3]	As indicated in footnote one, of the local competitors reviewed, only Colonial Bancgroup used non-performing assets as a performance measure. However, Colonial Bancgroup’s target was specified as a percentile of peer group results, which did not require disclosure of its own strategic projection for non-performing assets.

Securities and Exchange Commission

May 12, 2008

targets and strategic internal planning methodologies to a greater extent than its competitors, and competitors would be in a position to use the benefit of that information against the Company. Disclosure by the Company of its performance targets for credit quality, when no other companies disclose that type of performance target, could be used by competitors to weaken the confidence of the Company’s customers and employees by simple communication of the failure to meet that performance target. While management is responsible for setting and implementing policies and procedures to ensure good credit quality, credit quality is also significantly affected by general economic conditions and the effect of such conditions on individual borrowers. In the absence of a concurrent explanation of the factors that caused the performance target to be missed, customers and employees might mistakenly believe that the Company might be having financial difficulties that could make it unsafe and unsound. The Company could therefore suffer significant harm if concerned or panicked depositors were to move their accounts, or valued employees were to seek other employment, because of the misleading effect of actual end-of-year results for credit quality juxtaposed with performance targets set at the beginning of the year. Because other competitors would not have disclosed the performance target for the same measure, the Company would be especially vulnerable and disadvantaged in comparison to its competitors.

Another concern is that partial disclosure of some targets and not others would be misleading, because, except for net income and earnings per share, the performance targets were set as parts of an integrated whole which took into account the achievement on all of the performance measures. Compensation amounts were based on the overall point total achieved for all of the measures, rather than on any one measure. To provide the target for total assets for example, without providing the targets for loan production, loan balances and loan sales, would not be useful, and would actually be misleading, in conveying how the performance goals were intended to compensate management. Accordingly, disclosure of performance targets for any one performance target, without complete disclosure of the performance targets for the other operational performance measures, would be misleading, because compensation was designed to be earned based upon the performance on all the measures together. On the other hand, disclosure of performance targets, including the additional performance targets of efficiency ratio and book value per common share, would enable competitors to discern the expense and capital assumptions made by the Company in relation to the assumptions made for loan production, deposit growth and the other performance measures discussed above. Competitors would have every element necessary to discern the Company’s planning methodology from year to year, and to quite closely project the Company’s likely goals and actions for the subsequent year. Again, because these performance targets are not disclosed by other competitors, the Company would be competing from a disadvantage created by the required disclosures.

The performance target for the Sarbanes-Oxley internal control review was that the Company not report any material weaknesses. The Company will disclose this target in the future. The performance targets related to the Bank’s examination cannot be disclosed because the targets relate to performance on regulatory examinations and the Bank is prohibited by federal banking rules from disclosing information related to its regulatory examinations.

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Securities and Exchange Commission

May 12, 2008

This is to confirm that we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should have any questions please contact Joe Gleason at (305) 818-8603, or Tim Harris at (305) 698-4159.

Sincerely,

Humberto L. Lopez

Senior Executive Vice President

and Chief Financial Officer